Exhibit 99.1

Foresight and Global Japanese Vehicle Manufacturer Will Work Together to Resolve Camera Miscalibration Issues

The parties have engaged in paid POC project to use Foresight’s innovative solution for automatic calibration of mono cameras

Ness Ziona, Israel – March 06, 2023 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today the signing of a paid joint proof of concept (POC) project with a leading global Japanese automaker.

The project consists of evaluating Foresight’s unique automatic calibration capabilities to ensure that the location and orientation of mono cameras on a vehicle are known at all times. The parties will work together to develop a breakthrough solution capable of detecting when a single camera’s position has changed as well as providing real-time correction of the camera’s position while the vehicle is in motion, through the use of Foresight’s proprietary software.

Mono cameras must remain stationary and calibrated to guarantee the road surface estimation of object detection as well as the accuracy of distance measurements to support safe driving. Any change in a camera’s location or orientation on a vehicle can cause issues, compromising its ability to correctly detect objects and measure distance accurately. To the best of Foresight’s knowledge, no existing solution is able to resolve the miscalibration of ground surface estimation issues. If successful, the POC project may provide a solution that eliminates the need for external calibration in a garage for all vehicles using mono cameras.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the anticipated paid POC project with the Japanese automaker and the potential benefits of its products and technology. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654